FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 15 August 2006

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                            International Power plc
                                ("the Company")

          Notification of Share Transactions on behalf of Directors of
                            International Power plc

This is notify that on 15 August 2006 the Company was advised of the following share transactions in ordinary shares of 50 pence each in the Company on behalf of the Directors named below.

1. Exercise of Options granted under the Company's Executive Share Option
Schemes

The date of the exercise of the options was 14 August 2006. The share disposal was undertaken at a price of 317.7979 pence per share.

Name                    Number of                 Number of       Total holding
                          Options            shares sold to           following
                       Exercised                   meet tax         exercise and
                                            liabilities and                sale
                                            exercise price

Philip Cox              561,616                    296,645               993,104
Mark Williamson          99,164                     52,379               286,003
Steve Riley             163,728                    112,340               256,549
Tony Concannon           67,994                     35,915               195,473

2. Sale of Shares

The Company was advised that the following share disposal was undertaken on 14
August 2006 at a price of 317.7979 pence per share.

Name                       Number of           Total holding       Percentage of
                     Shares Disposed         following sales        Issued share
                                                                    capital held
                                                                   following the
                                                                          sales

Philip Cox                 464,971                 528,133                0.04%
Mark Williamson            165,003                 121,000                0.01%
Steve Riley                144,388                 112,161                0.01%
Tony Concannon              72,195                 123,278                0.01%


At International Power plc, all Directors are required to hold shares in the Company which have a value of at least 100% of their annual basic salary.


Stephen Ramsay
Company Secretary
15 August 2006

Investor Contact: Aarti Singhal
Telephone: +44(0)20 7320 8681







                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary